Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com
Via Edgar

December 19, 2022

Division of Corporation Finance

Office of Life Sciences
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Conlon Danberg and Ms. Celeste Murphy

Re:  JATT Acquisition Corp

Amendment No. 2 to Registration Statement on Form S-4 Filed on

October 25, 2022

File No. 333-267005

Dear Mr. Danberg and Ms. Murphy:

On behalf of our client, JATT Acquisition Corp (the “Company”), we hereby provide a response to the comments issued in a letter dated November 4, 2022 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-4 that was submitted on October 25, 2022 (the “Amendment No. 2”).

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of Amendment No. 3, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 2 to Registration Statement on Form S-4 filed October 25, 2022

Material U.S. Federal Income Tax Consequences, page 162

1.	We note you have included a "short-form" tax opinion as Exhibit 8.1 to the Registration Statement. As stated in Section III.B.2 of Staff Legal Bulletin No. 19 (CF), if a registrant elects to use a short-form opinion, the Exhibit 8 short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant, and that disclosure must clearly identify and articulate the opinion being rendered. Please revise the Material U.S. Federal Income Tax Consequences section of the Prospectus to clearly state that the disclosure in the tax consequences section is the opinion of named counsel.

Additionally, please ensure that the Prospectus disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. For example, we note that the discussion of whether the Business Combination qualifies as a "reorganization" within the meaning of Section 368 of the Code states that it is "intended to qualify" as such without expressing an opinion. Likewise, the discussion of the redemption of JATT Class A Ordinary Shares for cash states that the tax treatment "will depend on whether the redemption qualifies as a sale or exchange of the JATT

Class A Ordinary Shares under Section 302 of the Code or is treated as a corporate distribution under Section 301 of the Code" without expressing an opinion on the applicable tax treatment. If the opinion provided is subject to uncertainty, please (1) provide an opinion that reflects the degree of uncertainty (e.g., a "should" or "more likely than not" opinion) and explain the facts or circumstances giving rise thereto, and (2) add risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Finally, we note that the final paragraph on page 174 of the Prospectus states that the U.S. federal income tax discussion set forth above "is included for general information only." Please revise or remove this statement as investors are entitled to rely on the opinion expressed in the tax opinion and it may not be provided for informational purposes only.

Response: Section III.B.2 of Staff Legal Bulletin No. 19 provides that examples of transactions involving material tax consequences include mergers or exchange transactions where the registrant represents that the transaction is tax-free. The Bulletin further provides that when a registrant represents that an exchange offer or merger is a taxable transaction, no opinion of counsel or accountant is required. The parties to the Business Combination have provided representations sufficient for counsel to provide an opinion that the Business Combination should qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code. However, with respect to the SEC’s comment on the discussion of the redemption of JATT Class A Ordinary Shares, the disclosure makes clear that such transaction will be taxable—it is only the manner in which tax is imposed that may vary based on the facts. As such, no opinion of counsel should be required with respect to any tax consequence other than that of the Business Combination. We have accordingly revised the aforementioned tax consequences of the Business Combination on page 158 to provide for the opinion of counsel.

License Agreements

Lonza Agreement, page 220

2.	We re-issue previous comment 9 from our September 2, 2022 letter. Please revise your description of the Lonza License Agreement to include a complete description of each parties' material rights and obligations, including:

•	a description of the "number of factors" that will determine the consideration to be paid to Lonza other than whether the Company enters into further agreements with Lonza;

•	the amount of any upfront or execution payments received or paid;

•	the aggregate amounts paid or received to date under the agreement, if any;

•	the aggregate amounts of any future potential milestone payments to be paid or received; and

•	the royalties and royalty term.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 232, 238, 293 and F-65 of Amendment No. 3. As we have previously noted, the Lonza License does not provide for any upfront, execution or milestone payments nor have any amounts yet been paid under the Lonza License.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

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